
GLUTEN FREE
The Cookie Department KETO
CAKE WALK™
BIRTHDAY CAKE + SPRINKLES
FULLY FUNCTIONAL COOKIES
NET WT 2oz (57g)
KETO
YOU CAN HAVE YOUR CAKE AND EAT IT TOO! IT'S YOUR PARTY, AND YOU CAN EAT COOKIES IF YOU WANT TO... BECAUSE THE COOKIE DEPARTMENT'S CAKE WALK™ HAS ONLY 1 GRAM OF SUGAR AND 3 NET CARBS!
MINT CONDITION™
DOUBLE CHOCOLATE CHIP + MINT
3:1

The Cookie Department Small Business Bond™

TCDX

*Amended for Material Changes

"We make cookies that taste like the desserts you miss."

When you hear the word "keto" you might think weight loss, 'fad diet', or maybe even influencer. The trend has grown immensely in the last few years alone, but for The Cookie Department, building a ketogenic-focused food company has an intense depth, vision, and value you can taste.

After 10 years of creating delicious and functional cookies, The Cookie Department transitioned from superfood cookies to keto cookies. Elannah Resnikoff, who is the wife of The Cookie Department's founder, Akiva Resnikoff, required a ketogenic diet for years to help manage the debilitating effects of multiple traumatic brain injury. Consistently, her team of doctors recommended incongruous treatment protocols, with her body often feeling like a trial and error test subject. In alignment and agreement, the doctors recommend she try a ketogenic diet that would help her decrease brain inflammation and stabilize her blood sugar. As the couple set out to satiate Elannah's sweet tooth cravings, they tried every keto cookie out there. Nothing was as satisfying as the cookies Akiva made for her. In recognizing the growing popularity of the keto diet outside of requirements for specific health cases like epilepsy, kidney failure, heart disease, diabetes, and stroke, they decided to align mission and move their entire product line to Keto.

Elannah and Akiva launched their first two Keto cookie flavors, "Cake Walk" and "Mint Condition" in late 2019, and are now launching their latest flavor, "Champion Chip" with proceeds from this offering. "Champion Chip" aims to inspire everyone to be their own champion and manage their diets for their own reasons whether medical, weight loss, or something else.

Bond Offering

Minimum Raise
$15,000

Maximum Raise
$35,000

Yield
8%

Repayment Period
36 months



About The Cookie Department Inc.

Founder's Story

During 2009 in his mothers' kitchen, Akiva Resnikoff launched his functional cookie passion project, which would later become The Cookie Department. With a certificate in pastry arts, a background in sales and promotions within the functional beverage industry, a full-time business development role at an artisanal bread company, and a vision of bringing innovation and functionality to packaged baked goods, Resnikoff became a one-man cookie band.

In his spare time, he formulated recipes, baked, packaged, marketed, and delivered cookies to local cafes and retail stores. Today, Resnikoff is no longer in the kitchen or behind the wheel of a delivery van but has evolved into a skilled CEO with extensive consumer goods industry knowledge.

Enter Elannah Resnikoff, and seemingly overnight The Cookie Department moved from a one-man band to a two-person show. Akiva, mostly focused on sales and marketing, still found time for the kitchen and in doing so, found deeper meaning and value in the work they were doing. Staying true to his roots, he still loves to whip up new cookie recipes.

Metrics

Gross margins of 27% in 2019 and 37% in 2018

Revenues

2019	$242,328.62
2018	$344,594.72

Recognition

- Designated an "Amazon's Choice" product
- The first ketogenic friendly cookie to be sold on Bodybuilding.com
- 2020- first offering on GNC shelves

Social Media

- Yelp   5 Star Rating
- Facebook   4.5K Likes
- Instagram   22.4K Followers

Roadmap

Here's a breakdown of how funds will be allocated:

Production: The Cookie Department plans to use a majority of the funds to produce their newest Flavor "Champion Chip."

Marketing: In addition, they plan to revamp their online marketing infrastructure to further grow online sales nationwide.

Refinancing existing debt: The remaining funds will be used towards the pay down of credit card debt.

Located at 6424 SW Alfred St, Portland, OR 97219

For more information, contact our Customer Support Team at support@thesmbx.com

